Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: December 8, 2017

December 8, 2017

The following articles written by third parties were made available to employees of CVS Health Corporation:

CVS’s $68 Billion Bid to Bring One-Stop Shopping to Health Care

Bloomberg Businessweek

By Zachary Tracer

The purchase could shunt thousands of Aetna customers to the retailer’s health centers and transform the way America goes to the doctor.

Most companies pursuing an acquisition have predictable goals in mind—boosting market share, perhaps, or diversifying earnings. But drugstore operator CVS Health Corp. has somewhat grander ambitions for its $67.5 billion purchase of health insurer Aetna Inc.: changing the way Americans go to the doctor. The deal would create a behemoth that would try to shift some of Aetna customers’ care away from doctors and hospitals and into thousands of CVS stores. “Think of these stores as a hub of a new way of accessing health-care services across America,” says CVS Chief Executive Officer Larry Merlo. “We’re bringing health care to where people live and work.”

The buyout would combine the largest U.S. drugstore chain with the third-biggest health insurer. CVS also manages drug benefits plans for thousands of employers and insurers, a business that could help steer some of Aetna’s 22 million customers to CVS pharmacy counters when they fill a prescription. Already, CVS has 1,100 MinuteClinics in its pharmacies, where nurse practitioners and physician assistants provide routine care such as flu shots or wrapping sprained ankles. It’s also trying out hearing and vision centers in a handful of locations. If the merger goes through, CVS plans to build mini-health centers in many more of its 9,700 stores, turning them into places where Aetna members—and customers of rival insurers—get convenient low-level care for ailments and chronic diseases. And having a closer tie to where customers are treated could help Aetna better manage their ailments earlier, more efficiently—and less expensively.

Although some on Wall Street say CVS’s interest in bulking up is a defensive move driven by persistent rumors that Amazon.com Inc. may enter the pharmacy business, the company seems to have a different rival in mind: UnitedHealth Group Inc. The biggest U.S. health insurer, UnitedHealth has been expanding its OptumCare arm, which owns clinics and surgery centers, as it seeks to gain more control over how care is delivered to its customers. UnitedHealth agreed on Dec. 6 to acquire about 300 doctor practices fromDaVita Inc. after striking an agreement in January to acquire the outpatient surgery chain Surgical Care Affiliates Inc.

Even before the DaVita deal, about 30,000 doctors were affiliated with OptumCare. They treat UnitedHealth’s members, as well as customers of rival health insurers. The company doesn’t own drugstores, but its pharmacy benefit manager serves 65 million people—compared with 90 million members at CVS’s PBM. UnitedHealth’s profits and share performance have outpaced those of many other big health companies in recent years.

“The path here has been led by UNH/Optum,” Matthew Borsch, an analyst at BMO Capital Markets, said in a research note about the CVS-Aetna plan. “We see a bold strategy to match (and possibly leapfrog) the health-care/PBM integration strategy.”

The integration is part of a wide-ranging effort by health insurance companies and the federal government to shift care away from paying for each service and toward paying doctors and hospitals for taking better care of patients and keeping them healthier. The approach, known as value-based care, challenges the industry’s traditional reimbursement models.

Putting different aspects of care under the same roof also can remove perverse incentives from the system. For example, some critics have said that PBMs contribute to drug price hikes because they profit from back-end rebates and fees extracted from pharma companies. Making them part of the same company that delivers care and offers health insurance can ensure it doesn’t happen, says Craig Garthwaite, a professor of strategy at Northwestern’s Kellogg School of Management. When different parts of the system combine, “everyone’s profit motives are aligned at providing care that leads to good outcomes,” he says.

CVS and Aetna say they’ll be able to reduce costs by directing some patients to lower-cost sites of care in CVS stores, keeping them out of emergency rooms and hospitals. About 70 percent of the U.S. population lives within 3 miles of a CVS location, according to David Larsen, an analyst at Leerink Partners.

“This is going to be appealing to a huge number of people,” says Ingrid Lindberg, president of Kobie Marketing Inc. and a former chief customer experience officer at health insurer Cigna Corp. “There’s a large majority of people who are truly driven by ease and convenience when it comes to their care.”

Ateev Mehrotra, a professor at Harvard Medical School, says his research has found that retail clinics, by making care more convenient and accessible, actually raise health-care costs because people go to them more often. That’s bad news if you’re also an insurer. “The majority of visits we see at retail clinics represent new utilization,” he says. “Because of that, in contrast to the people who have said retail clinics would reduce health-care spending, we’ve seen it increase health-care spending.”

Debating such outcomes could remain an academic exercise if the CVS transaction doesn’t gain government approval. Courts and regulators tend to go easy on “vertical” mergers, such as CVS-Aetna, which combine companies at different levels in the supply chain, such as manufacturers with retailers. The logic is that the combination can improve efficiency and lower prices for consumers. Authorities tend to worry more about “horizontal” mergers, which combine companies at the same stage of production. In January a federal court blocked Aetna’s proposed horizontal merger with Humana Inc., a fellow health insurer.

In weighing the CVS-Aetna deal, the Department of Justice or the Federal Trade Commission could try to determine “whether there is a long-term economic benefit to a strategy that harms rivals even if it means a short-term hit to profits,” says Jennifer Rie, a senior analyst at Bloomberg Intelligence.

CVS won’t get a free pass. In November the Justice Department sued to stop the merger of AT&T Inc. and Time Warner Inc., also a vertical integration. The CVS-Aetna dealmakers are making the case that their combination would bring new services to the market, such as the planned pharmacy clinics. That could persuade regulators to give the proposal a chance. In contrast to AT&T-Time Warner, says Jonathan Rubin, an antitrust attorney and partner at MoginRubin LLP, “it’s a more believable story that the vertical merger is related to innovation.”

The buyout rests on an untested strategy, however, and some on Wall Street question whether the companies can persuade enough consumers to switch to their in-house services. Says John Schroer, a health portfolio manager at Allianz Global Investors: “Health care is a very complicated business, and it’s not so easy to say it’s a new world and just do it this way.” Link to Original

Could Pharmacists Help Fix Health Care?

Slate Magazine

By Vishal Khetpal

The CVS-Aetna merger might be the first step toward changing their role. Evidence and history suggest this could be the right move.

Over the weekend, CVS Health and Aetna formally announced their long-rumored plans to merge. Many have already tried to divine what the merger’s legacy might be, as it’s certainly poised to shake up America’s economy and health care system. Some have fixated on the new company’s presumed antagonist, Amazon, and how the merger might force a rewrite of the retail giant’s play for the pharmaceutical market. Others suggest that the merger may be a big win for consumers, and could lower drug prices in the short term. Meanwhile, the local media in Rhode Island—the state where I’m currently writing this essay—have focused on how the merger would make the Ocean State home to America’s third-biggest company.

The CVS-Aetna merger’s most sweeping implication, however, may have more to do with the company’s past, rather than its future. After its most recent series of evolutions—rebranding as a health-focused company, buying Caremark, and now merging with Aetna—it’s easy to forget that CVS once started as a drugstore. But to me, this past raises the question: How will the merger affect the pharmacists who work within them and who still remain at the center of the company’s growing push to influence every interaction of the American consumer’s health care experience? And how will this shape a profession that a pharmacy school dean once called “the most overeducated and underutilized health care professionals in America”?

It’s difficult today to believe that pharmacists and doctors in America share similar occupational origins. According to William Kelly, a professor at the University of South Florida College of Pharmacy, both trace their roots back to the apothecary shops lining cobblestone streets in Boston, Philadelphia, and New York in the 1700s—owned by proto-physicians who treated the sick, sold goods from a general store, and concocted their own drugs from Old World patent medicines and New World herbs. But as our gargantuan health care system emerged, both professions have been siloed into different roles. Over time, it could be argued that doctors staked their claim to treating our patients while pharmacists took stewardship over drugs we prescribe to them.

Today, the work and training of pharmacists can be taken for granted. Medical education to become a physician still generally involves a longer overall timeline, but pharmacists do attend school for six to eight years, taking coursesin topics like law and economics while also taking science classes and gaining clinical experience. They can complete residencies and fellowships, and have to take board examinations—including one in jurisprudence, which doctors don’t take—to earn their state licenses.

Yet the legal landscape is unforgiving for pharmacists across the country. What pharmacists can and can’t do on their own varies greatly from state to state. As Rep. Buddy Carter—a Georgia Republican and pharmacist—wrote in an op-edfor the Hill last year, Medicare Part B doesn’t even recognize pharmacists as reimbursable health care professionals. Many of the Affordable Care Act’s Accountable Care Organizations have also left pharmacists out of their networks. And public perceptions of what pharmacists do, despite their insight, often don’t match up to their training and expertise.

But as costs continue to grow for health care systems here and around the world, pharmacists have become increasingly utilized as direct patient care providers, rather than just as overqualified dispensaries. Provinces across Canada have been using pharmacists for issues like emergency contraception counseling, colon cancer screening, and even treating minor ailments like acne and oral thrush. Here in the United States, Medicaid programs have deployed pharmacists as smoking-cessation counselors, patient educators, and diabetes case managers. Veterans Affairs uses clinical pharmacists to decrease waiting times for patients seeking care for chronic conditions, like high blood pressure and high cholesterol. Research suggests that pharmacists have increased flu vaccination rates, in states where they can give them. And in Medicare Part D (as well as in other programs), pharmacists frequently provide medication-therapy management, where they work with patients to simplify drug regimens, check for any possible drug-to-drug interactions, modify dosing, and encourage the use of generic drugs when appropriate.

Reporting since the merger also has highlighted the possible future role of CVS’s Minute Clinics, which work with physician groups and are staffed by nurse practitioners. These retail clinics operate within in the crucial gap between a primary care provider’s office and an urgent care facility. But CVS’s pharmacy-staffed locations outnumber their Minute Clinics by 9 to 1, and are far more likely to be found in rural communities.

Within this context, the CVS-Aetna merger could instead transfer more practices empowering pharmacists into the private sector—as Aetna effectively gains access to an army of its own pharmacists scattered across the country, both willing and able to perform many of the necessary functions of primary care. Building upon CVS’s decision to quit selling tobacco products in 2014, the new company could encourage insurance policyholders to seek smoking cessation by pharmacists, rather than in the doctor’s office. CVS-Aetna could route routine immunizations to its brick-and-mortar locations and use pharmacists, seeing their patients frequently, to promote public health messages on issues like breastfeeding and exercise. It may even expand the Pharmacy Advisor program currently operated by CVS—which bears similarities to medication-therapy management—to all Aetna users too, in states where this may be legal.

Adding to the responsibilities of pharmacists, as these trends continue, won’t come without its complications, nor does it guarantee benefits. Pharmacy schools today have had trouble keeping up with the growing influx of students seeking to attend them. MCPHS University in Boston, for example, recently went under probation for high student-to-professor ratios and overcrowded buildings on its campus. Policies around liability and malpractice insurance may have to change. And although medical therapy management makes lots of clinical sense in theory, practical data is inconclusive on how much it actually saves in cost to payers.

Nevertheless, the possible rise of pharmacists in American health care, resulting from the CVS-Aetna merger, could ultimately help alleviate primary care shortages across much of our country and continue to move us toward a system that prioritizes team-based maintenance over individual heroics. At a recent inter-professional workshop my medical school hosted with local pharmacist, nursing, and social work programs, I was able to appreciate the strengths different health professionals can bring to the table in a medical team. The nursing students could take blood pressure far better than I could (as well as many of my peers, according to a recent study); the social work students held a more nuanced grasp of community resources available to our patients to quit smoking and lose weight.

Pharmacists, many of whom could soon work for a merged CVS and Aetna, ought to be better integrated into this new delivery model for health care. Even today, they have an especially important role to address perhaps one of the biggest challenges faced by our health care system, which is medication adherence. Up to half of medications I will prescribe to my patients, if nothing changes, will not end up taken as I might imagine in the exam room. It’s a sobering reminder that teams, rather than individuals, will be managing the diseases faced by many of our patients in the coming years. Link to Original

How the CVS-Aetna Deal Could Allow Consumers to Shop for Better Health Care

New York Observer

By Deborah Gordon

CVS’s intent to acquire Aetna raises a critical question: what business do a major retailer and an insurance company have merging? It’s clear these two successful and experienced marketers understand that to capture the prized health care consumer, corporations must better engage and serve consumer interests.

Anyone who has used health care services in the U.S. knows that it is exceedingly difficult, if not impossible, to make sense of the system, let alone shop for a better deal. In a recent study I conducted on consumer behavior in health care purchasing, one respondent described receiving a surprise bill for her husband’s vasectomy, despite her health plan documents stating that family planning procedures were 100 percent covered. “That’s how I talked him into it,” she recalled. “I told him, ‘We don’t have to pay anything.’” But because the procedure occurred in a surgical suite, the doctor billed it as a surgery, which was not fully covered. “When the bill came for $480, my husband was none too pleased.”

Most consumers are not nearly as health care literate as they should be, and cannot define the most basic insurance terms such as copayments or deductibles.

Even if consumers shop around for their health care services will it matter? Only seven percent of health care spending is both out-of-pocket and on shoppable services, for which a consumer could have multiple, comparable options. And people with the most health care needs usually blow through their deductible, leaving them little financial incentive to shop around. As health investor Bob Kocher, MD, a partner at Venrock, put it to me recently, “People who shop don’t matter, and people who matter don’t shop.”

So why might CVS be betting otherwise?

Research shows that Americans are trying to shop for health care—for their insurance plans, their doctors, their medications, and their treatments. Though it’s not always easy to shop, the effort signals the emergence of consumer purchasing power in health care, a force which corporations and health care institutions ignore at their own risk.

Shopping for a doctor or a colonoscopy is not exactly like ordering a winter coat online or choosing the ideal mattress. But participants in my research describe behaviors one might use for those purchases, too, including:

People expect the products and services they buy to work.

As consumers’ economic stake in basic health services rises, so too do their expectations. More than half of Americans with employer-based insurance now have a high-deductible health plan: they pay the first $1,000 or more of health costs before insurance kicks in. Overall, workers’ health insurance costs have risen nearly 32 percent since 2012. One participant in my study described a sinus surgery gone wrong. Unable to breathe comfortably, he had chosen a surgeon with immediate availability over a top-tier surgical center with a three-week wait. The surgery provided little relief; scar tissue from the first surgery later had to be removed, provoking his outrage: “If I was not happy with another service, I would not pay the bill. I would fight the bill.”

Patients negotiate, even though finding health care prices before a service can prove challenging.

After successfully getting pregnant with the help of a fertility clinic, one study participant got a surprising bill for another year of storage for frozen embryos she no longer needed. Upset that the several thousand dollars in fees auto-renewed with no reminder, she complained and instead paid only a $40 processing fee. Another participant, surprised by a $2,700 bill for a cardiology consultation he had thought was covered, complained and got $900 shaved off the bill. Negotiation services and start-ups with novel approaches cater to consumers’ negotiating needs.

People define value and quality in their own terms, rather than on the industry standards.

While the industry evaluates doctors on how many patients get preventive services or recommended screenings, consumers judge their doctors and dentists on different measures, from how accessible they are to how well they treat their office staff, and whether the doctor shares their personal values. The emergence of Yelp and other rating sites, which 72 percent of consumers now report using to find new doctors, let consumers judge medical providers and hospitals as they would restaurants or plumbers.

These nascent shopping behaviors have the potential to spur greater change if consumers demand price transparency, rationality and better value for their health care dollars. Companies who respond to consumer purchasing power—and regulators who encourage and reward corporate responsiveness—will win favor with consumers.

Retailers like CVS understand consumer shopping behavior in fine detail—who buys what when and where, down to the aisle and the minute. Wrapping this level of consumer awareness and engagement around health insurance could lead to improved health plan design, including what is covered, what share consumers pay, what form that cost-sharing takes and which doctors and hospitals consumers can access.

This merger will also give the combined entity more negotiating power, which could ultimately reduce consumer choice and raise costs. But done well, the new CVS-Aetna could better engage consumers, bolster consumer trust and confidence and achieve benefits both for corporate shareholders and consumers alike.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.